

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 4, 2008

Via Facsimile and U.S. Mail

Mr. Matthias Heinze
Chief Executive Officer
Rotoblock Corporation
300 B Street
Santa Rosa, CA 95401

  Re: **Rotoblock Corporation**
    Form 10-KSB for the fiscal year ended April 30, 2007
    Filed July 31, 2007
    File No. 0-51428

Dear Mr. Heinze:

  We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

      Sincerely,

      Kevin L. Vaughn
      Accounting Branch Chief